

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2013

Via E-mail
John N. Hatsopoulos
Chief Executive Officer
Tecogen, Inc.
45 First Avenue
Waltham, MA 02451

      Re: Tecogen Inc.
                Amendment No. 4 to Registration Statement on Form S-1
                Filed December 21, 2012
                File No. 333-178697

Dear Mr. Hatsopoulos:

      We have reviewed your response letter and the above-referenced filing, and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Results of Operations, page 52

1. We note that your selling expense has increased significantly over the periods presented. In this regard, we also note that as a percentage of revenues, selling expense was 2.6%, 7.1% and 9.5% of revenues for 2010, 2011 and the nine months ended September 30, 2012. Please expand your disclosures to explain reasons for these increases and the nature of the costs included in selling expense.

Security Ownership of Certain Beneficial Owners and Management, page 69

2. Please update your disclosure to present security ownership as of the most recent practicable date. See Item 403 of Regulation S-K.

Recent Sales of Unregistered Securities, page F-39

3. We note your disclosure in Note 3 on page F-10 that on September 30, 2012 certain holders of the debentures converted the principal amount and accrued interest on the debentures into shares of the company's common stock. Please include the disclosure required by Item 701 of Regulation S-K with respect to this issuance of common stock, including the applicable exemption from registration.

Exhibits

4. With respect to the exhibits you are requesting confidential treatment for, please note that the publicly filed documents should be marked as indicated in Staff Legal Bulletin No. 1A, and should include a legend indicating that the material has been omitted pursuant to a request for confidential treatment and that the material has been filed separately. Please further note that any comments on your request for confidential treatment must be resolved before we will accelerate the effective date of your registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mindy Hooker, Staff Accountant, at 202-551-3732, or Jeanne Baker, Staff Accountant, at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Kristen A. Young, Esq. (*via E-mail*)
        Sullivan & Worcester LLP